41663.01-Toronto Server 1A - MSW6

                                    FORM 6-K

                       Securities and Exchange Commission

                             washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of                AUGUST                          2003
                                -----------------------        -----------
Commission File Number          000-29898

                                -----------------------        -----------

                           RESEARCH IN MOTION LIMITED

  ----------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada

                                     N2L 3W8

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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

      Form 20-F                    Form 40-F   X
               ----------------             ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes                              No  X
       ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                 DOCUMENT INDEX

     Document                                                         Page No.

        1.           Press Release dated August 5, 2003                 4
                     ("Injunction Stayed In
                      NTP Inc. vs. RIM Litigation")


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                                                                 DOCUMENT 1


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[RIM LOGO OMITTED]
                                                           NEWS RELEASE

                                                             AUGUST 5, 2003

FOR IMMEDIATE RELEASE

INJUNCTION STAYED IN NTP INC. VS. RIM LITIGATION

NTP Inc. Patents To Be Reexamined

WATERLOO, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) provided an update today following a key ruling delivered by the United States District Court for the Eastern District of Virginia in the NTP Inc. vs. RIM litigation matter. This ruling favored RIM and allows RIM to continue selling its products and services in the United States without interruption. The Court granted RIM's request to stay the injunction sought by NTP Inc. pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit). RIM today reiterated its intention to appeal the judgment entered by the Court (that was based on the jury verdict rendered on November 21, 2002) as well as several rulings made by the Court during the course of the case.

RIM also plans to petition the Court of Appeals to stay the appeals process pending the reexamination of the disputed patents by the U.S. Patent and Trademark Office. Subsequent to the jury verdict in November, the Director of the Patent and Trademark Office initiated a reexamination of several patents held by NTP Inc., including four of the five patents disputed in the NTP Inc. vs. RIM litigation. Further, the U.S. Patent and Trademark Office has now also granted a reexamination request in regard to the fifth patent-in-suit. As a result, all five of the NTP Inc. patents litigated will be reexamined.

"We are obviously pleased with today's ruling and believe that the District Court's decision to stay the injunction is especially appropriate given the frequency of successful appeals at the appellate level as well as the specific merits of RIM's appeal and the impending reexamination of the disputed patents by the U.S. Patent and Trademark Office," said Henry Bunsow, RIM's lead counsel and partner at Howrey Simon Arnold & White, LLP. "RIM has always disputed the validity and infringement of the NTP Inc. patents and we continue to believe the jury verdict was wrong as both a matter of law and fact. We now look forward to the thorough reexamination of these patents by the U.S. Patent and Trademark Office and to the review of the entire record by the Court of Appeals. While the remaining reexamination and appeal processes may take several years to complete, we remain confident that RIM will ultimately prevail in this matter."

The Company has previously recorded provisions to account for the monetary damages awarded in this litigation to date. The litigation between NTP Inc. and RIM is ongoing and the current jury verdict, rulings, damages and other awards in this litigation remain subject to appeal.

Further details were not disclosed at this time.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations


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around the world and include the BlackBerry(R) wireless platform, the RIM
Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      -30-

MEDIA CONTACT:
Andrew Tingley
Brodeur Worldwide for RIM
212-771-3645
atingley@brodeur.com

INVESTOR CONTACT:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED

                                         -------------------------------------
                                                      (Registrant)

Date:          August 5, 2003            By:  /s/      Rob Duncan
               -------------------            --------------------------------
                                                        (Signature)
                                              Rob Duncan
                                              Vice President,
                                              Corporate Controller